FOR IMMEDIATE RELEASE	April 3, 2018

Micromem: Update

Toronto, New York, April 3, 2018: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) announces it has filed its interim financial statements for the period ended January 31, 2018 together with the Management’s Discussion & Analysis on SEDAR and EDGAR. These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

The Company also announces:

  the completion of a $155,000 USD debenture for a 12-month term, bearing an interest rate of five percent (5%) per annum compounded daily. The Company has an option to repay the debenture within the first 6 months of the 12-month term.
  the completion of a $70,000 USD debenture for a 12-month term, bearing an interest rate of twelve percent (12%) per annum compounded daily. The Company has an option to repay the debenture within the first 6 months of the 12-month term.
  completion of a private placement totaling $10,000 at $0.13 CAD per common share. The shares issued are subject to resale restrictions under applicable securities laws.

All funds have been used to repay previously unsecured debentures that have now matured, to pay down outstanding accounts payable and for general working capital purposes.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
CSE - Symbol: MRM
Shares issued: 233,911,704
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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